UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

May 15, 2008

To whom it may concern:
	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Terunobu Maeda
President & CEO
	Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
	Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Repurchase of Own Shares (Common Shares)

(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to repurchase our common shares pursuant to Article 165 and Article 156 of the Company Law, as described in detail below.

1. Reason for Repurchase

As with the repurchase of our common shares that we conducted last year, this repurchase will be made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

2. Details of Repurchase

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

Up to a maximum of 600,000 shares

(3)	Aggregate amount of repurchase:

Up to a maximum of 150 billion yen

(4)	Period of repurchase:

From June 10, 2008 to November 30, 2008

3. Miscellaneous

We plan to cancel all the common shares repurchased, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future.

(Please refer to our announcement made today titled “Abolishment of the Retirement Allowances Program for Directors and Officers and Introduction of Stock Compensation-type Stock Options (Stock Acquisition Rights).”)

Reference

*1. We will continue to address the potential dilutive effects described in section 1 above, aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors. (Expected total amount of repurchases for this fiscal year is approximately 400 billion yen.)

*2. Situation of treasury shares as of March 31, 2008:

Number of shares outstanding (excluding treasury shares):	11,392,290.84 shares
Number of treasury shares:	3,963.82 shares

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to repurchase of own shares (common shares) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.